                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                               LORAL CORPORATION
                                (Name of Issuer)

                     Common Stock par value $.25 per share
                         (Title of Class of Securities)

                                   543859102
                                 (CUSIP Number)

                         Secretary
                         Lehman Brothers Inc.
                         2 World Trade Center, 15th Floor
                         New York, New York 10048
                         (212)528-5772
            (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                                 June 16, 1994
            (Date of Event which Required Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /. Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                  SCHEDULE 13D

CUSIP NO.  543859102

 1.      Name of Reporting Person - S.S. or I.R.S. No. of Above Person

         Lehman Brothers Merchant Banking Portfolio Partnership L.P.

 2.      Check the Appropriate Box if a Member of a Group (see instructions)

         (a)     /   /
         (b)     /   /

 3.      SEC Use Only

 4.      Source of Funds (see instructions)

         OO

 5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E

         /  /

 6.      Citizenship or Place of Organization

         Delaware

 7.      Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power

         76,219

 8.      Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

         0

 9.      Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power

         76,219

10.      Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         76,219

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

         /   /


13.      Percent of Class Represented by Amount in Row (11)


         .091%

14.      Type of Reporting Person (see instructions)

         PN


                                  SCHEDULE 13D

CUSIP NO.  543859102

 1.      Name of Reporting Person - S.S. or I.R.S. No. of Above Person

         Lehman Brothers Capital Partners II, L.P.

 2.      Check the Appropriate Box if a Member of a Group (see instructions)

         (a)     /   /
         (b)     /   /

 3.      SEC Use Only


 4.      Source of Funds (see instructions)

         OO

 5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)

         /  /

 6.      Citizenship or Place of Organization

         Delaware

 7.      Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power

         51,782

 8.      Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

         0

 9.      Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power

         51,782

10.      Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         51,782

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

         /   /


13.      Percent of Class Represented by Amount in Row (11)

         .062%

14.      Type of Reporting Person (see instructions)

         PN


                                  SCHEDULE 13D

CUSIP NO.  543859102

 1.      Name of Reporting Person
         S.S. or I.R.S. No. of Above Person

         Lehman Brothers Offshore Investment Partnership - Japan, L.P.

 2.      Check the Appropriate Box if a Member of a Group (see instructions)

         (a)     /   /
         (b)     /   /

 3.      SEC Use Only



 4.      Source of Funds (see instructions)

         OO

 5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)

         /   /

 6.      Citizenship or Place of Organization

          Bermuda

 7.      Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power

         7,962

 8.      Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

         0

 9.      Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power

         7,962

10.      Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         7,962

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

         /   /


13.      Percent of Class Represented by Amount in Row (11)

         .009%

14.      Type of Reporting Person (see instructions)

         PN


                                  SCHEDULE 13D

CUSIP NO.  543859102

 1.      Name of Reporting Person
         S.S. or I.R.S. No. of Above Person

         Lehman Brothers Offshore Investment Partnership L.P.

 2.      Check the Appropriate Box if a Member of a Group (see instructions)

         (a)     /   /
         (b)     /   /

 3.      SEC Use Only



 4.      Source of Funds (see instructions)

         OO

 5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)

         /   /

 6.      Citizenship or Place of Organization

         Bermuda

 7.      Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power

         20,942

 8.      Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

         0

 9.      Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power

         20,942

10.      Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         20,942

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

         /   /


13.      Percent of Class Represented by Amount in Row (11)

         .025%

14.      Type of Reporting Person (see instructions)

         PN


Item 1.          Security and Issuer.

                 The class of equity securities to which this Amended Schedule 13D relates is the Common Stock, par value $.25 per share (the "Common Stock"), of Loral Corporation ("Company"), a New York corporation. The address of the principal executive offices of the Company is 600 Third Avenue, New York, New York 10016.

                 Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term as in the initial filing.

Item 2.          Identity and Background.

         This statement is filed on behalf of the following entities (the "Reporting Persons"):

                 Lehman Brothers Merchant Banking Portfolio Partnership L.P. ("US Partnership"), a Delaware limited partnership
                 World Financial Center
                 200 Vesey Street
                 New York, N.Y.

                 Lehman Brothers Capital Partners II, L.P. ("Employee Partnership"), a Delaware limited partnership
                 World Financial Center
                 200 Vesey Street
                 New York, N.Y.

                 Lehman Brothers Offshore Investment Partnership L.P. ("Foreign Partnership"), a Bermuda exempt partnership
                 Clarendon House
                 Hamilton HM, Bermuda

                 Lehman Brothers Offshore Partnership -- Japan L.P. ("Japan Partnership"), a Bermuda exempt partnership
                 Clarendon House
                 Hamilton HM, Bermuda

The principal business of each of the Partnerships is the investment of its capital. The Reporting Persons have consented to the filing of this joint statement pursuant to a Joint Filing Agreement, a copy of which is attached hereto as an exhibit.

                 The following are control persons (the "Control Persons") of the Reporting Persons:

                 Lehman Brothers Merchant Banking Partners, Inc. ("Partners"), a Delaware corporation
                 World Financial Center
                 200 Vesey Street
                 New York, N.Y.
                 Partners is the general partner of the US Partnership and is a wholly-owned subsidiary of Group.

                 Lehman Brothers II Investment Inc. ("Investment"), a Delaware corporation
                 World Financial Center
                 200 Vesey Street
                 New York, N.Y.
                 Investment is the general partner of the Employee Partnership and is a wholly-owned subsidiary of Group.

                 Lehman Brothers Offshore Partners Ltd. ("Offshore"), a Bermuda corporation
                 Clarendon House
                 Hamilton HM, Bermuda
                 Offshore is the general partner of the Foreign Partnership and the Japan Partnership. It is a wholly-owned subsidiary of Group.

                 Lehman Brothers Holdings Inc. ("Holdings"), a Delaware corporation
                 World Financial Center
                 200 Vesey Street
                 New York, N.Y.
                 Holdings through its domestic and foreign subsidiaries is a full-line securities firm. It is the immediate parent of Group.

                 American Express Company ("AMEX") previously held all of the outstanding shares of Holdings and was a control person. On May 31, 1994, AMEX distributed all shares of common stock of Holdings it held on such date as a common stock dividend to its shareholders. Therefore, AMEX is no longer a control person of Holdings.

                 Lehman Brothers Group Inc. ("Group") was merged into Holdings on May 2, 1994. Therefore, Group is no longer a Control Person.

                 The names, residence or business addresses, citizenships and present principal occupations or employment of the executive officers and directors of the Reporting Persons and the Control Persons are set forth in Appendix A hereto.

                 None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, none of the Control Persons and none of any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.          Source and Amount of Funds or Other Consideration

                 Not Applicable.


Item 4.          Purpose of the Transaction

                 On June 23, 1994 Lehman Brothers Merchant Banking Portfolio Partnership L.P. sold 1,457,281 shares of the Company's Common Stock, Lehman Brothers Offshore Investment Partnership-Japan L.P. sold 152,224 shares of the Company's Common Stock, Lehman Brothers Offshore Investment Partnership L.P. sold 400,421 shares of the Company's Common Stock and Lehman Brothers Capital Partners II, L.P. sold 990,074 shares of the Company's Common Stock to Loral Master Pension Trust at $36 per share in a private transaction.

Item 5.          Interest in Securities of the Issuer

                 (See amended Appendix B)

                 (a) Except as described above, there were no purchases and sales of Common Stock effected during the past 60 days by the Reporting Persons or, to their knowledge, any person listed in Appendix A hereto.

                 (b) The Reporting Persons ceased to be a beneficial owner (for Section 13(d) purposes) of more than 5% of the Common Stock on June 16, 1994.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 The sales were effected pursuant to the Stock Purchase Agreement, dated as of June 16, 1994, among Lehman Brothers Merchant Banking Portfolio Partnership L.P., Lehman Brothers Capital Partners II, L.P., Lehman Brothers Offshore Investment Partnership-Japan L.P., Lehman Brothers Offshore Investment Partnership L.P., Loral Master Pension Trust and Loral Corporation in the form of Exhibit I hereto.

Item 7.          Material to be Filed as Exhibits.

                 Exhibit I-Form of Purchase Agreement among Lehman Brothers Merchant Banking Portfolio Partnership L.P., Lehman Brothers Capital Partners II, L.P., Lehman Brothers Offshore Investment Partnership-Japan L.P., Lehman Brothers Offshore Investment Partnership L.P., Loral Master Pension Trust and Loral Corporation.

                                   SIGNATURES

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 16, 1994



                                       LEHMAN BROTHERS MERCHANT
                                       BANKING PORTFOLIO PARTNERSHIP L.P.

                                       By:  Lehman Brothers Merchant Banking
                                            Partners Inc.,
                                            General Partner


                                       By: /S/ KAREN C. MANSON
                                           -----------------------------
                                       Name: Karen C. Manson
                                       Title: Assistant Secretary


                                       LEHMAN BROTHERS CAPITAL PARTNERS II, L.P.

                                       By:  Lehman Brothers II Investment Inc.,
                                            General Partner


                                       By: /S/ KAREN C. MANSON
                                           ----------------------------
                                       Name: Karen C. Manson
                                       Title: Assistant Secretary


                                       LEHMAN BROTHERS OFFSHORE INVESTMENT
                                       PARTNERSHIP JAPAN L.P.


                                       By: /S/ KAREN C. MANSON
                                           ----------------------------
                                       Name:  Karen C. Manson
                                       Title: Authorized Representative


                                       LEHMAN BROTHERS OFFSHORE INVESTMENT
                                       PARTNERSHIP L.P.


                                       By: /S/ KAREN C. MANSON
                                           -----------------------------
                                       Name:  Karen C. Manson
                                       Title: Authorized Representative

                                   APPENDIX A
                                   ----------


                      DIRECTORS AND EXECUTIVE OFFICERS OF
                 LEHMAN BROTHERS MERCHANT BANKING PARTNERS INC.
                 ----------------------------------------------
              (General Partner to Lehman Brothers Merchant Banking
                          Portfolio Partnership L.P.)


      The name, business address and principal occupation of each of the directors and executive officers of Lehman Brothers Merchant Banking Partners Inc. are set forth below. If no business address is given, the director's or executive officer's business address is 3 World Financial Center, New York, New York 10285, and unless otherwise indicated, each occupation set forth below an individual's name refers to Lehman Brothers Merchant Banking Partners Inc. All directors and officers listed below are citizens of the United_States.


Directors
- ---------
Eliot Fried
Allan S. Kaplan
Alan H. Washkowitz


Executive Officers
- ------------------
Eliot Fried
Vice President

Karen C. Manson
Secretary

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                      LEHMAN BROTHERS II INVESTMENT INC.
                      ----------------------------------
         (General Partner to Lehman Brothers Capital Partners II, L.P.)


      The name, business address and principal occupation of each of the directors and executive officers of Lehman Brothers II Investment Inc. are set forth below. If no business address is given, the director's or executive officer's business address is 3 World Financial Center, New York, New York 10285, and unless otherwise indicated, each occupation set forth below an individual's name refers to Lehman Brothers II Investment Inc. All directors and officers listed below are citizens of the United States.


Directors
- ---------
Eliot Fried
Allan S. Kaplan
James A. Stern


Executive Officers
- ------------------

Eliot Fried
Vice President

Allan S. Kaplan
Vice President

Karen C. Manson
Assistant Secretary

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                    LEHMAN BROTHERS OFFSHORE PARTNERS LTD.
                    --------------------------------------
 (General Partner to Lehman Brothers Offshore Investment Partnership-Japan L.P.
          and Lehman Brothers Offshore Investment Partnership L.P.)


      The name, business address and principal occupation of each of the directors and executive officers of Lehman Brothers Offshore Partners Ltd. are set forth below. If no business address is given, the director's or executive officer's business address is Clarendon House, Hamilton HM CX, Bermuda, unless otherwise indicated, each occupation set forth below an individual's name refers to Lehman Brothers Offshore Partners Ltd. Mssrs. Smith and Trollope are citizens of the United Kingdom, Mr. Del Balzo is a citizen of Italy, Mr. Hall is a citizen of Canada and Mr. Shimazu is a citizen of Japan.


Directors
- ---------
Luovico Del Balzo
Kiyonobu Shimazu
David Smith
Nicholas Trollope


Executive Officers
- ------------------
Nicholas Trollope
President

Ludovico Del Balzo
Vice President

Kiyonobu Shimazu
Vice President

C. Grant Hall
Secretary

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                         LEHMAN BROTHERS HOLDINGS INC.
                         -----------------------------

Directors:
- ----------
Roger S. Berlind
USA
Berlind Productions
10 East 53rd Street
30th Floor
New York, New York  10028
Private Investor

John J. Byrne
USA
Fund America Enterprises
The 1820 House
Main Street
Norwich, VT  05055-0850
Chairman of Fund America Enterprises

Richard S. Fuld, Jr.
USA
Lehman Brothers Inc.
3 World Financial Center
New York, New York  10285
Chairman and Chief Executive Officer of Lehman Brothers Inc.

Katsumi Funaki
Japan
Nippon Life Insurance Company
2-2, Yuraka-cho 1 Chome
Chiyoda-ku 100 Tokyo Japan
Senior General Manager for International Business of the
Finance and Investment Business Office of the Nippon
Life Insurance Company

John D. Macomber
USA
JDM Investment Group
2806 N. Street, N.W.
Washington D.C.  20007
Chairman of JDM Investment Group

Dina Merrill
USA
Theo Teryazos
NY Office-RKO Pavilion
551 Madison Avenue
New York, New York  10285
Actress and Private Investor

T. Christopher Pettit
USA
Lehman Brothers Inc.
3 World Financial Center
10th Floor
New York, New York  10285
President and Chief Operating Officer of Lehman Brothers

Masataka Shimasaki
Japan
Nippon Life Insurance Company
1251 Avenue of the Americas
52nd Floor
New York, New York  10020
General Manager for the Americas, Nippon Life Insurance Company

Malcolm Wilson
USA
Kent, Hazzard, Jaeger, Greer,
Wilson & Fay
50 Main Street
White Plains, New York  10606-1920
Counsel to Kent, Hazzard, Jaeger, Greer,
Wilson & Fay



Executive Officers who are not Directors:
- -----------------------------------------

T. Anthony Brooks
USA
Lehman Brothers Inc.
3 World Financial Center
6th Floor
New York, New York  10285
Managing Director of Lehman Brothers Inc.

Jeremiah M. Callaghan
USA
Lehman Brothers Inc.
3 World Financial Center
8th Floor
New York, New York  10285
Managing Director of Lehman Brothers Inc.

James A. Carbone
USA
Lehman Brothers Inc.
3 World Financial Center
9th Floor
New York, New York  10285
Chairman and Chief Executive Lehman Brothers Asia

John L. Cecil
USA
Lehman Brothers Inc.
3 World Financial Center
6th Floor
New York, New York  10285
Chief Administrative Officer of Holdings

Ronald Gallatin
USA
Lehman Brothers Inc.
3 World Financial Center
10th Floor
New York, New York  10285
Senior Executive Vice President of Holdings

Robert E. Genirs
USA
Lehman Brothers Inc.
3 World Financial Center
10th Floor
New York, New York  10285
Managing Director of Lehman Brothers Inc.

Joseph M. Gregory
USA
Lehman Brothers Inc.
3 World Financial Center
9th Floor
New York, New York  10285
Vice President of Holdings

Bruce R. Lakefield
USA
Lehman Brothers Inc.
3 World Financial Center
7th Floor
New York, New York  10285
Managing Director and Director of the Multiple Trading Ventures
Division of Lehman Brothers Inc.

Stephen M. Lessing
USA
Lehman Brothers Inc.
3 World Financial Center
9th Floor
New York, New York  10285
Managing Director and Global Fixed Income Sales Manager of Lehman Brothers Inc.

David Marcus
USA
Lehman Brothers Inc.
3 World Financial Center
10th Floor
New York, New York  10285
Senior Executive Vice President and Secretary of Holdings

Robert Matza
USA
Lehman Brothers Inc.
3 World Financial Center
6th Floor
New York, New York  10285
Chief Financial Officer of Holdings

Michael Milversted
USA
Lehman Brothers Inc.
388 Greenwich Street
8th Floor
New York, New York  10013
Treasurer of Holdings

Thomas A. Russo
USA
Lehman Brothers Inc.
3 World Financial Center
10th Floor
New York, New York  10285
Managing Director of Lehman Brothers Inc.

Mel A. Shaftel
USA
Lehman Brothers Inc.
3 World Financial Center
18th Floor
New York, New York  10285
Managing Director of Lehman Brothers Inc.

Thomas H. Tucker
USA
Lehman Brothers Inc.
3 World Financial Center
6th Floor
New York, New York  10285
Managing Director of Lehman Brothers Inc.

C. Daniel Tyree
USA
Lehman Brothers Inc.
3 World Financial Center
10th Floor
New York, New York  10285
Chairman and Chief Executive Lehman Brothers Europe

Paul D. Williams
USA
Lehman Brothers Inc.
3 World Financial Center
6th Floor
New York, New York  10285
Managing Director of Lehman Brothers Inc.

                                                                         Amended

                                   APPENDIX B


                       Beneficial Ownership* of Shares of
                          Common Stock, par value $.25
                        per share, of Loral Corporation



                                                                  Percentage of
Name                                       Amount                 Common Stock
- ------------------------------------------------------------------------------
Lehman Brothers Merchant
  Banking Portfolio
  Partnership L.P.                         76,219           (D)     0.091%

Lehman Brothers Capital
  Partners II, L.P.                        51,782           (D)     0.062%

Lehman Brothers Offshore
  Investment Partnership -
  Japan L.P.                               7,962            (D)     0.009%

Lehman Brothers Offshore Investment
  Partnership L.P.                         20,942           (D)     0.025%

Lehman Brothers Merchant
  Banking Partners Inc.                    76,219           (I)     0.091%

Lehman Brothers II
  Investment Inc.                          51,782           (I)     0.062%

Lehman Brothers Offshore
  Partners Ltd.                            28,904           (I)     0.034%

Lehman Brothers
  Holdings Inc.                            163,930          (I)**   0.197%


*   Discretion is sole vote and sole investment power except as noted

**  The discretion on this amount is as follows:
   -sole voting on 157,050        -sole investment on 156,905
   -shared voting on 0            -shared investment on 7,025


(D) - refers to direct beneficial ownership
(I) - refers to indirect beneficial ownership

                                EXHIBIT INDEX



EX. 99.1  - Exhibit I-Form of Purchase Agreement among Lehman Brothers Merchant
            Banking Portfolio Partnership L.P., Lehman Brothers Capital Partners II, L.P., Lehman Brothers Offshore Investment Parthership-Japan L.P., Lehman Brothers Offshore Investment Parthership L.P., Loral Master Pension Trust and Loral Corporation.